Exhibit 99.3

› NICE Systems Limited	› T 972 9 775 3777 F 972 9 743 4282	› Insight from Interactions™
8 Hapnina Street POB 690	E info@nice.com
Ra'anana 43107 Israel

China’s Shanghai Pudong International Airport Places a 7-Digit Order for NICE’s
IP-based Video Solution with Content Analytics

To enhance safety and security of tens of millions passengers per year

Ra’anana, Israel, October 10, 2007 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Shanghai Pudong International Airport has placed a 7-digit order to provide its IP-based video solution with content analytics. Shanghai Pudong Airport will use the NICE solution to enhance the safety and security for a capacity of tens of millions passengers per year.

Located in the eastern part of Pudong district of Shanghai, China, Shanghai Pudong International Airport is a major international gateway into China, handling more than 17 million passengers on international flights in 2006. The airport is planning to increase its capacity with a total of three terminals, two satellite halls and five parallel runways, for a final capacity of 80 million passengers per year.

In selecting NICE’s solution Shanghai Pudong Airport will benefit from an advanced IP video security solution with real time event management, and high level of redundancy, for remotely monitoring and managing activities throughout the airport campus. NICE’s solution constitutes an open IP video platform with a high-availability architecture, supported by unique features, to ensure non-stop surveillance under any condition for mission critical applications.

To ensure the safety and security of increased capacity Pudong will also apply NICE’s capabilities for simultaneous advanced video content analytics to give its site managers the power to identify risk in real time, make optimal decisions, and take action that improves security efficiency. The NICE solution will enable Pudong with real-time threat detection capabilities, including automatic detection of unauthorized entry into secured areas, counting the number of people across multiple entries/exits, with trends analysis, and detection of illegally parked vehicles. Furthermore, Pudong will be able to benefit from the open distributed IP architecture of NICE’s solution, which is ideal for both distributed and centralized sites and leverages IP networks.

“We are very excited to be a part of this important project and deliver Insight from Interactions to help increase the security of Shanghai’s important airport,” said Doron Ben Sira, President of NICE APAC. “This win is another confirmation of NICE’s value proposition in offering airport security with advanced IP-based, video content analytics to the world’s major airports.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.